WYNSTON HILL CAPITAL, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	5,262
Due from clearing firm		44,590
Prepaid expenses		6,902
Other assets		2,179
Total assets	$	58,933

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	40,021
Due to affiliates		700
Total liabilities		40,721
Member's equity		18,212
Total liabilities and member's equity	$	58,933

See notes to the financial statements